Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:47 19 Mar 2003
                  Number 9312I






RNS Number:9312I
GoldmanSachs International
19 March 2003

EMM DISCLOSURE

                                                      FORM 38.5 (SUMMARY)



Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.



CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Name of EMM

Goldman Sachs International


Date of disclosure

19 March 2003


Contact name

Peter Highton


Telephone number

0207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

WM Morrison plc

Safeway plc

Sainsbury plc

Tesco plc

Oxford Glycosciences plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of ecurities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.



For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129.

Email: monitoring@disclosure.org.uk


                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)
WM Morrison plc



Class of security

Ordinary Shares


Date of disclosure

19 March 2003


Date of dealing

18 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

29,100


Highest price paid*

1.6751 GBP Sterling



Lowest price paid*

1.6751 GBP Sterling



Total number of securities sold

303,036



Highest price received*

1.7075 GBP Sterling



Lowest price received*
1.6781 GBP Sterling



*Currency must be stated



                                                            FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)
Safeway plc



Class of security

Ordinary Shares


Date of disclosure

19 March 2003


Date of dealing

18 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

99,547


Highest price paid*

2.9707 GBP Sterling



Lowest price paid*

2.9319 GBP Sterling


Total number of securities sold

266,883

Highest price received*

2.9538 GBP Sterling


Lowest price received*
2.9276 GBP Sterling


*Currency must be stated



                                                               FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Sainsbury plc



Class of security

Ordinary Shares


Date of disclosure

19 March 2003


Date of dealing

18 March 2003

Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

657,238



Highest price paid*

2.4399 GBP Sterling



Lowest price paid*

2.4313 GBP Sterling



Total number of securities sold

359,939



Highest price received*

 2.4633 GBP Sterling



Lowest price received*
 2.4400 GBP Sterling



*Currency must be stated



                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Tesco plc


Class of security

Ordinary Shares


Date of disclosure

19 March 2003


Date of dealing

18 March 2003


Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

2,179,508


Highest price paid*

1.7558 GBP Sterling



Lowest price paid*

1.7304 GBP Sterling



Total number of securities sold

1,281,583



Highest price received*

1.7730 GBP Sterling



Lowest price received*
1.7371 GBP Sterling



*Currency must be stated




                                                            FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)
Tesco plc


Class of security

Put Option Strike 2.50 Expiration 19 September 2003


Date of disclosure

19 March 2003


Date of dealing

18 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

1,444


Highest price paid*

0.7950 GBP Sterling



Lowest price paid*

0.7950 GBP Sterling



Total number of securities sold

1,444



Highest price received*

0.7600 GBP Sterling



Lowest price received*
0.7600 GBP Sterling



*Currency must be stated




                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Oxford Glycosciences plc


Class of security

Ordinary Shares


Date of disclosure

19 March 2003


Date of dealing

18 March 2003


Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

5,682


Highest price paid*

1.9310 GBP Sterling



Lowest price paid*

1.9310 GBP Sterling



Total number of securities sold

0



Highest price received*

0.00 GBP Sterling



Lowest price received*
0.00 GBP Sterling



*Currency must be stated